CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AIRXPANDERS, INC.

The undersigned, Francis P. Grillo, hereby certifies that:

1.     The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on March 17, 2005 under the original name of Expanders, Inc.

2.     He is the duly elected and acting President and Chief Executive Officer of AirXpanders, Inc., a Delaware corporation.

3.     Pursuant to Section 242 of the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation of this corporation shall be further amended as follows:

a.     Section B of Article IV is hereby amended in its entirety to read as follows:

“B. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is six hundred ten million (610,000,000) shares. Six hundred million (600,000,000) shares shall be Class A Common Stock, each having a par value of $0.001 per share. Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of $0.001 per share.”

b.     Section D of Article IV is hereby amended in its entirety to read as follows:

“D. Each outstanding share of Class A Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Class A Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (the “Restated Certificate”) (including any Certificate of Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Restated Certificate (including any Certificate of Designation).”

c.     Section E of Article IV is hereby amended in its entirety to read as follows:

“E. Subject to the rights of the Preferred Stock that may come into existence from time to time, the holders of Class A Common Stock shall be entitled to share, on a per share basis, in such dividends and other distributions of cash, property or shares of the corporation as may be declared thereon by the Board of Directors out of funds legally available therefor.”

d.     Section F of Article IV is hereby removed in its entirety.

4.     The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

Executed at San Jose, California, on October 24, 2018.

/s/ Francis P. Grillo

Francis P. Grillo, President and

Chief Executive Officer